Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0523 F: +1 202.637.3593 lisamorgan@ eversheds-sutherland.com

April 4, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc. – Preliminary Proxy Statement

To Whom It May Concern:

On behalf of THL Credit, Inc. (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on April 4, 2017.

If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call Lisa Morgan at (202) 383-0523 or Cynthia Krus at (202) 383-0218.

Sincerely,

/s/ Lisa A Morgan

Lisa A. Morgan

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